FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.     Name and Address of Company

Tournigan Gold Corporation (the "Company")
24th Floor, 1111 West Georgia Street
Vancouver, BC CANADA V6E 4M3
Telephone: 604.683.8320

Item 2.     Date of Material Change

July 10, 2007

Item 3.     News Release

The news release was disseminated through the services of Filing Services Canada on July 10, 2007.

Item 4.     Summary of Material Change

Tournigan Adopts Shareholder Rights Plan

Item 5.     Full Description of Material Change

The Company announced that its Board of Directors has adopted a Shareholder Rights Plan (the "Rights Plan"). The Rights Plan is designed to provide adequate time for shareholders of Tournigan and the Board of Directors to consider and evaluate any unsolicited takeover bid made for Tournigan’s common shares; to provide the board with adequate time to identify, develop and negotiate value-enhancing alternatives; if considered appropriate, to any such unsolicited bid; to encourage the fair treatment of shareholders in the event of any bid for Tournigan, and to ensure that any proposed transaction is in the best interests of Tournigan’s shareholders. The Rights Plan enters into effect immediately, subject to ratification by Tournigan's shareholders, which will be sought at a special general meeting of shareholders expected to be held in the fall of 2007 to approve the proposed reorganization of Tournigan described in its May 28, 2007 news release.

Tournigan is not aware of any pending or threatened take-over bid for its common shares.

The rights issued under the Rights Plan will become exercisable only if a person, together with its affiliates, associates and joint actors, acquires or announces the intention to acquire beneficial ownership of shares which when aggregated with its current holdings total 20% or more of Tournigan’s outstanding common shares (determined in the manner set out in the Rights Plan,) other than by a Permitted Bid. Permitted Bids must be made by way of a take-over bid circular prepared in compliance with applicable securities laws, and, among other conditions, must remain open for 60 days. In the event a take-over bid does not meet the Permitted Bid requirements of the Rights Plan, the rights will entitle shareholders, other than any shareholder or shareholders making the take-over bid, to purchase additional common shares of Tournigan at a substantial discount to the market price of the common shares at that time.

Item 6.     Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.     Omitted Information

Not Applicable.

Item 8.     Executive Officer

The following Senior Officer of the Company is available to answer questions regarding this report:

James Walchuck, President and CEO
Telephone – 604-683-8320
Facsimile – 604-683-8340

Item 9.     Date of Report

Dated at Vancouver, B.C., this 10th day of July, 2007.